UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

Information to be included in statements filed pursuant to 13d-1(b), (c) and (d) and amendments thereto filed pursuant to 13d-2(b)

                            (Amendment No. _______)*

Secure Computing Corporation
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

813705100
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176 Tel: (212) 986-6000 Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 26, 2000
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

                                 (Page 1 of 10)



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1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Elliott Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  408,575

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  408,575

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  408,575

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  1.7%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Westgate International, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  1,636,165

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  1,636,165

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,636,165

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  6.8%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Martley International, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  1,636,165

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  1,636,165

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,636,165

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  6.8%

12.      TYPE OF REPORTING PERSON*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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ITEM 1(a).        Name of Issuer:

         Secure Computing Corporation

Item 1(b).        Address of Issuer's Principal Executive Offices:

         One Almaden Boulevard, Suite 400
         San Jose, California 95113

Item 2(a).        Name of Persons Filing:

         The names of the persons  filing this  statement  on Schedule  13G are:
         Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries ("Elliott"), Westgate International, L.P., a Cayman Islands limited partnership ("Westgate"), and Martley International, Inc., a Delaware corporation ("Martley") (the "Reporting Persons"). Paul E. Singer ("Singer") and Braxton Associates, L.P., a Delaware limited partnership ("Braxton LP"), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), is the sole general partner of Westgate. Martley is the investment manager for Westgate. Martley expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

ELLIOTT

         The business address of Elliott is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

SINGER

         The business address of Singer is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

BRAXTON LP

         The business address of Braxton LP is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

WESTGATE

         The business address of Westgate is Westgate International, L.P., c/o HSBC Financial Services (Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman, Cayman Islands, British West Indies.

HAMBLEDON

         The business address of Hambledon is Hambledon, Inc., c/o HSBC Financial Services (Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman, Cayman Islands, British West Indies.

MARTLEY

         The business address of Martley is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

Item 2(c).        Citizenship:

         Elliott is a limited partnership formed under the laws of Delaware.

         Westgate is a limited partnership formed under the laws of the Cayman Islands, British West Indies.

         Martley is a corporation formed under the laws of Delaware.

Item 2(d).        Title of Class of Securities

         Common Stock, $.01 par value (the "Common Stock")

Item 2(e).        CUSIP Number: 813705100

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

          (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

          (c) [ ] Insurance company defined in Section 3(a)(19) of the Exchange Act.

          (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

          (e)   [  ]   An   investment   adviser   in   accordance   with   Rule
13d-1(b)(1)(ii)(E).

          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)      Amount beneficially owned:

                   Elliott beneficially owns a total of 408,575 shares of Common Stock.

                   Westgate and Martley together beneficially own a total of 1,636,165 shares of Common Stock.

                   Elliott, Westgate and Martley together beneficially own an aggregate of 2,044,740 shares of Common Stock.

          (b)      Percent of class:

                   Elliott's beneficial ownership of 408,575 shares of Common Stock constitutes 1.7% of all of the outstanding shares of Common Stock.

                   Westgate and Martley's aggregate beneficial ownership of 1,636,165 shares of Common Stock, constitutes 6.8% of all of the outstanding shares of Common Stock.

                   Elliott,   Westgate  and   Martley's   aggregate   beneficial
                   ownership of 2,044,740 shares of Common Stock constitutes 8.4% of all the outstanding shares of Common Stock.

          (c) Number of shares as to which such person has:

                   (i) Sole power to vote or to direct the vote

                        Elliott has sole power to vote or direct the vote of 408,575 shares of Common Stock.

                   (ii) Shared power to vote or to direct the vote

                        Westgate and Martley together have shared power to vote or direct the vote of 1,636,165 shares of Common Stock.

                   (iii) Sole power to dispose or to direct the disposition of

                        Elliott   has  sole  power  to  dispose  or  direct  the
                        disposition of 408,575 shares of Common Stock.

                  (iv) Shared power to dispose or to direct the disposition of

                        Westgate and Martley together have shared power to dispose or direct the disposition of 1,636,165 shares of Common Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          The shares of Common Stock beneficially owned by Elliott are held by Manchester Securities Corp., a New York corporation and a wholly-owned subsidiary of Elliott, and Liverpool Associates, Ltd., a Bermuda corporation and a wholly-owned subsidiary of Elliott.

Item 8.   Identification and Classification of Members of the Group.

          See Item 2(a) above.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 7, 2000
                                  ELLIOTT ASSOCIATES, L.P.
                                  By: Braxton Associates, L.P., as
                                      General Partner

                                       By: Braxton Associates,
                                           Inc., as General Partner

                                           By: /s/Elliot Greenberg
                                                  Elliot Greenberg
                                                  Vice President

                                  WESTGATE INTERNATIONAL, L.P.
                                  By: Martley International, Inc.,
                                      as Investment Manager


                                      By: /s/Elliot Greenberg
                                             Elliot Greenberg
                                             Vice President

                                   MARTLEY INTERNATIONAL, INC.


                                      By: /s/ Elliot Greenberg
                                              Elliot Greenberg
                                              Vice President

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

          The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Secure Computing Corporation dated February 7, 2000 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 7, 2000
                                 ELLIOTT ASSOCIATES, L.P.
                                 By: Braxton Associates, L.P., as
                                     General Partner


                                     By: Braxton Associates, Inc., as
                                         General Partner


                                         By: /s/ Elliot Greenberg
                                                 Elliot Greenberg
                                                 Vice President


                                  WESTGATE INTERNATIONAL, L.P.
                                  By: Martley International, Inc.,
                                      as Investment Manager


                                      By: /s/ Elliot Greenberg
                                              Elliot Greenberg
                                              Vice President

                                  MARTLEY INTERNATIONAL, INC.


                                      By: /s/ Elliot Greenberg
                                              Elliot Greenberg
                                              Vice President